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                                 MANGOSOFT, INC.

                                3COM CORPORATION

                         VALUE ADDED RESELLER AGREEMENT

         This Value Added Reseller Agreement (this "Agreement") is made by and between MangoSoft, Inc. ("Licensor"), with a place of business at 1500 West Park Drive, Suite 190, Westborough, Massachusetts 01581, and 3Com Corporation ("3Com"), with a place of business at 5400 Bayfront Plaza, Santa Clara, CA 95052. The effective date of this Agreement shall be the date set forth on the signature page hereto ("Effective Date"). For purposes of this Agreement, "3Com" shall mean 3Com Corporation and its subsidiaries.

         WHEREAS, Licensor is the owner of certain software and other technology as more particularly described in Exhibit A.

         WHEREAS, 3Com desires to obtain a license to such Licensor software and technology in order to develop, manufacture and market products incorporating the Licensor software and technology and Licensor is willing to grant 3Com a license upon the terms and conditions set forth below.

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the adequacy and sufficiency of which are hereby acknowledged, 3Com and Licensor agree as follows:

1.       DEFINITIONS.

         1.1. "CONFIDENTIAL INFORMATION" means that information and know-how of either party ("Disclosing Party") which is disclosed to the other party ("Receiving Party") pursuant to this Agreement, in written form and marked "Confidential," "Proprietary" or similar designation, or if disclosed orally, the Disclosing Party shall indicate that such information is confidential at the time of disclosure and send a written summary of such information to the Receiving Party within thirty (30) days of disclosure and mark such summary "Confidential," "Proprietary" or similar designation. For purposes hereof, the Licensor Software shall be deemed to be Confidential Information. References to 3Com as a Receiving Party or a Disclosing Party shall also include all present and future subsidiary and parent companies of 3Com.

         1.2. "DOCUMENTATION" means the end user documentation for the Licensor Software which is provided to 3Com to assist 3Com in creating the End User documentation for the 3Com Products.

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         1.3. "END USER" means a third party sublicensed directly or indirectly by 3Com to use the 3Com Products for the End User's customary internal business purposes and not for redistribution.

         1.1. "LICENSOR SOFTWARE" means the object code of Licensor's proprietary software products and any Updates thereof as specifically set forth in Exhibit A hereto which are used to create the 3Com Products.

         1.2. "UPDATES" means maintenance releases to the Licensor Software or Documentation which are generally available.

         1.4. "3COM PRODUCTS" mean the value-added software applications and related documentation specifically set forth on Exhibit B hereto, which contain or utilize the Licensor Software and Documentation and which add substantial value. 3Com Products may be bundled with hardware products or may be licensed on a stand-alone basis.

2.       LICENSES.

         2.1. 3COM DISTRIBUTION LICENSES. Licensor hereby grants to 3Com a worldwide, perpetual, non-exclusive license to use, reproduce, support, demonstrate, market and distribute, directly or indirectly (including over the internet or via other electronic means) (i) the Licensor Software in object code form, solely as part of the 3Com Products, with full rights to sublicense and have sublicensed such Licensor Software and the rights granted to 3Com hereunder to third parties, including, but not limited to, 3Com's End-User customers, distributors, OEM's, resellers and systems integrator customers and (ii) the Documentation, when integrated into or delivered with 3Com's End User documentation for the 3Com Products, or as otherwise provided under this Agreement, with full rights to sublicense and have sublicensed such Documentation and the rights granted to 3Com hereunder to third parties, including, but not limited to, 3Com's End User customers, distributors, OEM's, resellers and systems integrator customers. The 3Com Products can be bundled with the 3Com hardware products or be licensed on a stand-alone basis.

         2.2. RESTRICTIONS ON USE AND TRANSFER. 3Com's use of the Licensor Software and Documentation shall be limited to the purposes specifically set forth in Section 2 herein. Without limiting the generality of the foregoing, 3Com receives no rights to and agrees not to decompile, disassemble or otherwise reverse engineer the Licensor Software.

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         2.3. TRADEMARK LICENSE. Licensor hereby grants 3Com, subject to
Licensor's approval, such approval not to be unreasonably withheld, a worldwide, non-exclusive, royalty-free right, during the term of this Agreement, to utilize Licensor's trademarks specified in Exhibit C hereto in connection with the advertising, promotion and sale of the 3Com Products. When using Licensor's trademarks, 3Com will indicate that Licensor is the owner of such trademark(s).

3.       DELIVERY & ACCEPTANCE.

         3.1. GENERAL. A single copy of the Licensor Software and Documentation will be delivered to 3Com via electronic transmission or via hard media, as determined by 3Com. All such shipments shall be F.O.B. Origin. The Licensor Software, including any Updates, is subject to 3Com's inspection and test at 3Com's facility before final acceptance. If any Licensor Software delivered hereunder fails to conform to the specifications for such Licensor Software set forth in Exhibit D hereto, the Documentation or other relevant written materials provided to 3Com (collectively, the "Specifications"), 3Com shall notify Licensor of such failure and Licensor shall have up to thirty (30) days to deliver to 3Com conforming Licensor Software. If Licensor fails to deliver conforming Licensor Software within such thirty-day period, 3Com shall have the right, without liability, to either cancel purchase orders for the Licensor Software or require expedited shipping of conforming Licensor Software at Licensor's sole cost.

         3.2. CONFORMANCE TO SPECIFICATIONS. All Licensor Software delivered hereunder shall fully comply with (i) the Specifications and (ii) all applicable United States and foreign laws, rules and regulations.

4.       PAYMENTS.

         4.1. FEES. All payments under this Agreement shall be made in accordance with this Section 4 and with the terms set forth in Exhibit E hereto. The payments described herein are expressed in U.S. dollars and do not include any taxes, duties or similar fees which may be collectable or withheld pursuant to law.

         4.2. PAYMENT TERMS. Except as otherwise specified herein, all payments to Licensor will be made in U.S. dollars, free of any currency control or other restrictions. Payment shall not constitute acceptance of the Licensor Software or Documentation by 3Com.

         4.3. TAXES. 3Com shall pay all import duties, customs fees, sales (unless an exemption certificate is furnished by 3Com to Licensor), use, withholding and value added taxes (except for taxes imposed on Licensor's net income) with respect to any

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products sold or licensed and any services rendered to 3Com in respect of this
Agreement or furnish Licensor with evidence acceptable to the taxing authority to sustain an exemption therefrom.

         4.4. REPORTS AND AUDIT. 3Com shall keep adequate records to verify all reports and payments to be made to Licensor pursuant to this Agreement for a period of two (2) years following the date of such reports and payments. Licensor and its representatives shall have the right to reasonable access to all books, accounting records and other materials of 3Com and its affiliates that Licensor deems relevant for purposes of determining the fees payable to Licensor pursuant to this Agreement. To the extent possible, 3Com shall cause any applicable distributor of 3Com Products to provide Licensor and its representatives with reasonable access to all books, accounting records and other materials that Licensor deems relevant for purposes of determining the fees payable to Licensor pursuant to this Agreement.

5.       SUPPORT SERVICES.

         5.1. LINE SUPPORT. Support services for the Licensor Software shall be provided by the parties as set forth in Exhibit F hereto. 3Com shall be responsible for support of the 3Com Products.

         5.2. DEVELOPMENT SUPPORT. Licensor shall provide development support to 3Com as may be agreed to from time to time by the parties in writing.

6.       MARKETING AND PUBLICITY.

         6.1. DISCLOSURE. Licensor shall not, without 3Com's prior written approval, and except as required by law in the good faith judgment of Licensor, make any public announcement or disclosure as to the existence or matters set forth in this Agreement.

         6.2. PRESS RELEASE AND HYPERTEXT LINKS. Notwithstanding the foregoing,
(i) 3Com shall permit Licensor to issue a press release upon the execution of this Agreement in the form provided in Exhibit G hereto, subject to reasonable revisions as requested by Licensor's public relations firm; and (ii) 3Com and Licensor shall each host a hypertext link on an appropriate page of their websites linking a user to the appropriate page of the other party's website, allowing such user to access relevant information about the 3Com Products and additional products and services of the other party. The parties hereto agree to cooperate in the development and management of such hypertext links.

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         6.3. LICENSOR MARKETING MATERIALS. 3Com agrees to place Licensor's printed marketing materials in the packaging of the 3Com Products, such materials to be produced by Licensor and provided to 3Com at Licensor's expense.

7.       PROPRIETARY RIGHTS.

         7.1. OWNERSHIP. 3Com acknowledges and agrees with Licensor that, as between Licensor and 3Com, Licensor is the sole owner of the Licensor Software and Documentation and that all title, including but not limited to copyrights, trademarks, patent rights and trade secrets, in and to the Licensor Software, are owned by Licensor, and that 3Com has no rights in and to such Licensor Software and Documentation other than as expressly provided for herein. All right, title and interest in and to the 3Com Products and related documentation (excluding the Licensor Software and Documentation) shall at all times remain with 3Com.

         7.2. PROPRIETARY RIGHTS NOTICES. 3Com agrees that it will not remove, alter or otherwise obscure any proprietary rights notices appearing in the Licensor Software or Documentation.

         7.3. U.S. GOVERNMENT RESTRICTED RIGHTS LEGEND. All Licensor technical data and computer software is commercial in nature and developed solely at private expense. Licensor Software is delivered as Commercial Computer Software as defined in DFARS 252.227-7014 (June 1995) or as a commercial item as defined in FAR 2.101(a) and as such is provided with only such rights as are provided in Licensor's standard commercial license for such software. Technical data is provided with limited rights only as provided in DFARS 252.227-7015 (Nov. 1995) or FAR 52.227-14 (June 1987), whichever is applicable. 3Com will: (a) identify and license the 3Com Products in all proposals and agreements with the United States Government or any contractor therefor; and (b) legend or mark the 3Com Products provided pursuant to any agreement with the United States Government or any contractor therefor in a form sufficient to obtain for Licensor and its suppliers the protection intended by this Section 7.3 (U.S. Government Restricted Rights Legend).

         7.4. END-USER LICENSING. 3Com agrees that each 3Com Product distributed by 3Com hereunder will be accompanied by a copy (either electronically or in hard copy) of 3Com's standard End User software license, a copy of which is attached hereto as Exhibit I; provided, however, that the terms of such license will be drafted so as to apply to the Licensor Software and shall be at least as protective of the Licensor Software as the terms and conditions 3Com uses for its own software products of a similar nature.

8.       WARRANTY.

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         8.1. LICENSOR WARRANTY. Licensor warrants that the Licensor Software will substantially conform with the Specifications. Licensor warrants the magnetic media containing the Licensor Software against failure during the warranty period. This warranty will remain in effect for ninety (90) days from the delivery of the Licensor Software to 3Com. For any Update provided to 3Com hereunder, the warranty period shall apply to that Update as of the delivery date to 3Com. If, during the warranty period, the media on which the Licensor Software is provided is found to be defective, Licensor shall provide 3Com with conforming replacement media. If, during the term of this warranty, 3Com provides written notice to Licensor of any other failure of the Licensor Software to satisfy this warranty, Licensor and 3Com shall work to resolve the failure in accordance with Exhibit F hereto.

         Licensor further warrants that the it has all right, power and authority to enter into this Agreement and to grant the licenses hereunder.

         THE FOREGOING WARRANTIES ARE IN LIEU OF ALL OTHER WARRANTIES OR CONDITIONS, AND EXCEPT FOR THE EXPRESS WARRANTIES OR CONDITIONS STATED IN THIS AGREEMENT, LICENSOR DISCLAIMS ALL WARRANTIES AND CONDITIONS, EITHER EXPRESS OR IMPLIED, IN CONNECTION WITH THE LICENSOR SOFTWARE AND THE PROVISION OF OR FAILURE TO PROVIDE SUPPORT SERVICES, INCLUDING BUT NOT LIMITED TO IMPLIED WARRANTIES AND CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

         8.2. YEAR 2000 COMPLIANCE. Licensor represents and warrants that the Licensor Software provided under this Agreement (i) will record, store, process and display and receive calendar dates falling on or after January 1, 2000, in the same manner, and with the same functionality as such Licensor Software records, stores, processes, displays and receives calendar dates falling on or before December 31, 1999; (ii) shall include without limitation date data century recognition, calculations that accommodate same century and multicentury formulas and date values, and date data interface values that reflect the century; and (iii) be capable of correctly processing, providing and/or receiving data and date related data within and between the twentieth and twenty-first centuries.

         8.3. COMMODITY CERTIFICATION. Licensor shall provide 3Com with a copy of the Commodity Classification for the Licensor Software or, if this is not available, Licensor shall provide 3Com with the ECCN that was used by Licensor for self-certification. A copy of the Commodity Classification is required for any Licensor Software containing security or encryption technology. In addition, Licensor shall advise 3Com as to General License type pursuant to which the Licensor Software may be exported.

         8.4. NO TROJAN HORSE. No portion of the Licensor Software shall knowingly contain, at the time of delivery, any "back door", "time bomb", "Trojan horse", "worm",

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"drop dead device" or other computer software routines or hardware components designed to (i) permit unauthorized access to, or use of, the Licensor Software or computer systems on which the Licensor Software is loaded, (ii) disable, damage or erase Licensor Software or data or (iii) perform any other similar actions that would preclude full use of the Licensor Software by 3Com or its sublicensees. In addition, Licensor shall use its best efforts to ensure that the Licensor Software does not contain a virus at the time of delivery. If a virus is discovered, Licensor will correct the problem or provide a patch, work around or any other method to eradicate the problem within thirty (30) days following notice by 3Com, at no cost to 3Com.

         8.5. COUNTRY OF MANUFACTURER. Licensor represents and warrants that the Licensor Software is manufactured in the U.S. Licensor shall promptly advise 3Com at least ninety (90) days prior to a change in such manufacturing location.

9.       INDEMNIFICATION.

         9.1. INTELLECTUAL PROPERTY. Licensor shall, at its expense, indemnify, hold harmless and, at 3Com's option and request, defend 3Com and its officers, employees, agents and direct or indirect customers from any claims, suits, losses, liabilities, damages, court judgments or awards and the associated costs and expenses (including attorney's fees) (collectively, "Losses"), incurred because of actual or alleged infringement by the Licensor Software or Documentation or other material provided hereunder of any patent, copyright, trade secret, trademark, mask work right or other proprietary right(s) of a third party; provided, that Licensor is promptly notified and rendered reasonable assistance by 3Com (at Licensor's expense). 3Com may, at its own expense, assist in such defense if it so chooses, provided that, (i) Licensor shall control such defense and all negotiations in connection with the settlement of any such claim and (ii) 3Com shall, in the event of a settlement, provide Licensor with a release from the indemnification provided for in this
Section 9.1 relative to such action only. 3Com shall promptly provide Licensor with written notice of any claim that 3Com believes falls within the scope of this Section 9.1. Should the use of the Licensor Software or Documentation by 3Com or its customers be enjoined, or in the event Licensor wishes to minimize its potential liability hereunder, Licensor may, at its option, either: (i) substitute a fully equivalent non-infringing unit of the Licensor Software and Documentation; (ii) modify the infringing Licensor Software and Documentation so that it no longer infringes but remains functionally equivalent; or (iii) obtain for 3Com or its customers, at Licensor's expense, the right to continue use of such Licensor Software and Documentation. In the event that Licensor is unable to effect any of the actions contemplated by the foregoing clauses (i), (ii) or
(iii), Licensor shall provide 3Com with written notice of such inability and 3Com shall cease all sales of 3Com Products containing such

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infringing Licensor Software. In such event, Licensor shall reimburse 3Com for any payments made by 3Com to Licensor hereunder in respect of any 3Com Products containing such infringing Licensor Software. The indemnification contemplated by this Section 9.1 shall not apply to such infringement to the extent it arises solely from changes made to the Licensor Software or Documentation by 3Com pursuant to this Agreement or otherwise.

         (b) 3Com shall, at its expense, indemnify and hold harmless Licensor and its directors, officers, employees and agents from and against any and all Losses incurred because of actual or alleged infringement by any 3Com Product of any patent, copyright, trade secret, trademark, mask work right or other proprietary right(s) of a third party in the event such infringement arises because of any modification or creation of any derivative work made by 3Com in respect of the Licensor Software. Licensor may, at its own expense, assist in such defense if it so chooses, provided that, (i) 3Com shall control such defense and all negotiations in connection with the settlement of any such claim and (ii) Licensor shall, in the event of a settlement, provide 3Com with a release from the indemnification provided for in this Section 9.1 relative to such action only. Licensor shall promptly provide 3Com with written notice of any claim which Licensor believes falls within the scope of this Section 9.3.

         9.2. GENERAL. Licensor shall indemnify, hold harmless and defend 3Com and its officers, directors, employees, agents and customers from and against any and all Losses which it may incur or become responsible for as a result of or in connection with Licensor's breach of any term or condition of this Agreement. 3Com may, at its own expense, assist in such defense if it so chooses, provided that, (i) Licensor shall control such defense and all negotiations in connection with the settlement of any such claim and (ii) 3Com shall, in the event of a settlement, provide Licensor with a release from the indemnification provided for in this Section 9.2 relative to such action only. 3Com shall promptly provide Licensor with written notice of any claim which 3Com believes falls within the scope of this Section 9.2.

         (b) 3Com shall indemnify, hold harmless and defend Licensor and its officers, directors, employees and agents from and against any and all Losses which it may incur or become responsible for as a result of or in connection with 3Com's breach of any term or condition of this Agreement. Licensor may, at its own expense, assist in such defense if it so chooses, provided that, (i) 3Com shall control such defense and all negotiations in connection with the settlement of any such claim and (ii) Licensor shall, in the event of a settlement, provide 3Com with a release from the indemnification provided for in this Section 9.2 relative to such action only. Licensor shall promptly provide 3Com with written notice of any claim which Licensor believes falls within the scope of this Section 9.2.

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10.      CONFIDENTIALITY.

         10.1. CONFIDENTIAL INFORMATION. Each party acknowledges that in the course of the performance of this Agreement, it may obtain the Confidential Information of the other party. The Receiving Party (as defined in Section 1.1 (Confidential Information)) shall, at all times, both during the term of this Agreement and thereafter for a period of five (5) years keep in confidence and trust all of the Disclosing Party's (as defined in Section 1.1 (Confidential Information)) Confidential Information received by it. The Receiving Party shall not use the Confidential Information of the Disclosing Party other than as expressly permitted under the terms of this Agreement. The Receiving Party shall take reasonable steps to prevent unauthorized disclosure or use of the Disclosing Party's Confidential Information and to prevent it from falling into the public domain or into the possession of unauthorized persons, but in no event will the Receiving Party use less care than it would in connection with its own Confidential Information of like kind. The Receiving Party shall not disclose Confidential Information of the Disclosing Party to any person or entity other than its officers, employees and consultants who need access to such Confidential Information in order to effect the intent of this Agreement and who have entered into confidentiality agreements which protect the Confidential Information of the Disclosing Party sufficient to enable the Receiving Party to comply with this Section 10.1 (Confidential Information).

         10.2. EXCEPTIONS TO CONFIDENTIAL INFORMATION. The obligations set forth in Section 10.1 (Confidential Information) shall not apply to the extent that Confidential Information includes information which is: (a) now or hereafter, through no unauthorized act or failure to act on the Receiving Party's part, in the public domain; (b) known to the Receiving Party without an obligation of confidentiality at the time the Receiving Party receives the same from the Disclosing Party, as evidenced by written records; (c) hereafter furnished to the Receiving Party by a third party as a matter of right and without restriction on disclosure; (d) furnished to others by the Disclosing Party without restriction on disclosure; or (e) independently developed by the Receiving Party without use of the Disclosing Party's Confidential Information. Nothing in this Agreement shall prevent the Receiving Party from disclosing Confidential Information to the extent the Receiving Party is legally compelled to do so by any governmental investigative or judicial agency pursuant to proceedings over which such agency has jurisdiction; provided, however, that prior to any such disclosure, the Receiving Party shall (i) assert the confidential nature of the Confidential Information to the agency; (ii) immediately notify the Disclosing Party in writing of the agency's order or request to disclose; and (iii) cooperate fully with the Disclosing Party in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of the compelled disclosure and protecting its confidentiality.

11.      LIMITATION OF LIABILITY.

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         NEITHER PARTY SHALL HAVE ANY LIABILITY FOR INCIDENTAL, CONSEQUENTIAL,
INDIRECT, SPECIAL OR PUNITIVE DAMAGES OR LIABILITIES OF ANY KIND OR FOR LOSS OF REVENUE, LOSS OF BUSINESS OR OTHER FINANCIAL LOSS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF THE ACTION, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT PRODUCT LIABILITY OR OTHERWISE, EVEN IF ANY REPRESENTATIVE OF A PARTY HERETO HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. EXCEPT FOR LIABILITY ARISING UNDER SECTION 9, IN NO EVENT SHALL EITHER PARTY'S LIABILITY UNDER THIS AGREEMENT EXCEED THE AMOUNTS PAID BY 3COM TO LICENSOR UNDER THIS AGREEMENT. THE PARTIES AGREE THAT THESE LIMITATIONS SHALL APPLY EVEN IF ANY LIMITED REMEDY SPECIFIED HEREIN IS FOUND TO HAVE FAILED OF ITS ESSENTIAL PURPOSE.

12.      EXPORT REGULATIONS.

         Neither party shall export, directly or indirectly, any technical data or software acquired under this Agreement or the direct product of any such technical data or software to any country for which the United States Government or any agency thereof, at the time of export, requires an export license or other government approval, without first obtaining such license or approval. With respect to any export transactions under this Agreement, both parties will cooperate in any reasonable manner to effect compliance with all applicable export regulations.

13.      TERM AND TERMINATION.

         13.1. TERM. This Agreement shall be perpetual unless terminated as specified below.

         13.2. TERMINATION DUE TO BANKRUPTCY. In the event a party (i) becomes insolvent; (ii) voluntarily files or has filed against it a petition under applicable bankruptcy or insolvency laws which such party fails to have released within thirty (30) days after filing; (iii) proposes any dissolution, composition or financial reorganization with creditors or if a receiver, trustee, custodian or similar agent is appointed or takes possession with respect to all or substantially all property or business of such party; or (iv) makes a general assignment for the benefit of creditors, the other party may terminate this Agreement by giving a written termination notice, which termination shall become effective ten (10) days after mailing.

         13.3. RIGHT TO TERMINATE FOR BREACH. Either party shall have the right to terminate this Agreement if the other party is in material breach of any term or condition of this Agreement and fails to remedy such breach within thirty
(30) days after receipt of written notice of such breach given by the non-breaching party; provided, however, that a

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breach of the obligations set forth in Section 10 (Confidentiality) shall be grounds for immediate termination by the non-breaching party of this Agreement.

         13.4. RIGHT TO TERMINATE FOR CONVENIENCE. Either party shall have the right to terminate this Agreement for convenience commencing after the first anniversary of the Effective Date, upon thirty (30) days advance written notice to the other party.

         13.5. OBLIGATIONS UPON TERMINATION. Upon the termination of this
Agreement:

         (a) The licenses granted to 3Com hereunder shall terminate and 3Com shall discontinue the use, manufacture, reproduction, distribution and sublicensing (as applicable) of the Licensor Software and Documentation. Upon expiration or termination of any license or of the Agreement for any reason: (i) all corresponding development, reproduction and sublicensing rights granted under Section 2 shall immediately cease, provided that termination or expiration of this Agreement will not terminate the rights of End Users previously granted the right to use the 3Com Products; (ii) 3Com shall immediately delete all copies of the Licensor Software and Documentation from any computer storage device or medium on which the Licensor Software or Documentation has been placed, and at its expense, shall immediately destroy or return to Licensor all physical copies of the Licensor Software, Documentation and marketing materials, or portions thereof, in its possession; and (iii) 3Com will give Licensor a written certification that it has complied with its obligations under this
Section 13.5. Notwithstanding the above, 3Com may retain a reasonable number of copies of the Licensor Software to be used for providing technical support to then-existing End Users.

         (b) Notwithstanding the above, in the event this Agreement expires or terminates other than as a result of 3Com's breach, 3Com's licenses hereunder shall continue for a period of sixty (60) days in order to allow it to sell out all 3Com Products within its sales channel or inventory which contain the Licensor Software. 3Com will continue to abide by the terms and conditions hereof during such additional period.

         13.6. OTHER OBLIGATIONS UPON TERMINATION. Upon the expiration or earlier termination of the Agreement, the Receiving Party shall, within fifteen
(15) days of any termination or expiration of this Agreement, return to the Disclosing Party or destroy all full or partial copies, in whatever media, of any and all materials in the Receiving Party's possession which had been furnished to the Receiving Party by the Disclosing Party pursuant to this Agreement (other than those copies allowed to be retained per Section 13.5), and the Receiving Party shall warrant in writing to the Disclosing Party within

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thirty (30) days after termination or expiration that all such materials have been returned to the Disclosing Party or destroyed.

         13.7. SURVIVAL. The parties agree that their respective rights, obligations and duties under Sections 4, 5, 6, 7.1, 7.2, 8, 9, 10, 11, 12, 13, 14 and as well as any rights, obligations and duties which by their nature extend beyond the termination or expiration of this Agreement shall survive any termination or expiration and remain in effect for a period of five (5) years thereafter or the period specified in this Agreement, if longer.

14.      MISCELLANEOUS.

         14.1. NOTICES. All notices and communications hereunder are required to be sent to the address or telecopier number stated below (or such other address or telecopier number as subsequently notified in writing to the other party):
(i) by facsimile with confirmation of transmission, (ii) personal same or next day delivery or (iii) sent by international express courier with written verification of delivery. All notices so given shall be deemed given upon the earlier of receipt or two (2) days after dispatch.

         If to Licensor:      MangoSoft, Inc.
                              1500 West Park Drive, Suite 190
                              Westborough, Massachusetts 01581
                              Attn: President
                              Fax: 508-871-7380

         If to 3Com:          3Com Corporation
                              3Com Drive
                              Marlborough, MA 01752
                              Attn:_________________________
                              Fax:_________________________
                     With a Copy to: East Coast Legal Director, Fax 503-323-0325

         14.2. AMENDMENT; WAIVER. This Agreement may be amended or supplemented only by a writing that is signed by duly authorized representatives of both parties. No term or provision hereof will be considered waived by either party, and no breach excused by either party, unless such waiver or consent is in writing signed on behalf of the party against whom the waiver is asserted. No consent by either party to, or waiver of, a breach by either party, whether express or implied, will constitute a consent to, waiver of, or excuse of any other, different, or subsequent breach by either party.

         14.3. SEVERABILITY. If any provision of this Agreement is held invalid or unenforceable for any reason, the remainder of the provision shall be amended to achieve as closely as possible the economic effect of the original term and all other provisions shall continue in full force and effect.

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         14.4. GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the United States and the State of California as applied to agreements entered into and to be performed entirely within California between California residents. The parties agree that the United Nations Convention on Contracts for the International Sale of Goods is specifically excluded from application to this Agreement.

         14.5. CHOICE OF FORUM. The parties hereby submit to the jurisdiction of, and waive any venue objections against, the United States District Court for the Northern District of California, San Jose Branch and the Superior and Municipal Courts of the State of California, Santa Clara County, in any litigation arising out of the Agreement.

         14.6. ATTORNEYS' FEES. In any action to enforce this Agreement, the prevailing party shall be awarded all court costs and reasonable attorneys' fees incurred, including such costs and attorneys' fees incurred in enforcing and collecting any judgment.

         14.7. FORCE MAJEURE. Neither party will be liable for any failure or delay in performance under this Agreement due to fire, explosion, earthquake, storm, flood or other weather, unavailability of necessary utilities or raw materials, war, insurrection, riot, act of God or the public enemy, law, act, order, proclamation, decree, regulation, ordinance, or instructions of Government or other public authorities, or judgment or decree of a court of competent jurisdiction (not arising out of breach by such party of this Agreement) or any other event beyond the reasonable control of the party whose performance is to be excused.

         14.8. ASSIGNMENT. Either party hereto may assign this Agreement to any parent entity or to any person or entity to whom it transfers all or substantially all of its proprietary rights in the Licensor Software provided the assignee agrees to be bound by the terms of this Agreement. Otherwise, neither party may assign, voluntarily, by operation of law, or otherwise, any rights or delegate any duties under this Agreement (other than the right to receive payments) without the other party's prior written consent, and any attempt to do so without such consent will be void. This Agreement will bind and inure to the benefit of the parties and their respective successors and permitted assigns.

         14.9. RELATIONSHIP OF THE PARTIES. The parties to this Agreement are independent contractors. There is no relationship of agency, partnership, joint venture, employment, or franchise between the parties. Neither party has the authority to bind the other or to incur any obligation on its behalf.

         14.10. ALLOCATION OF RISK. The sections hereof on limitation of liability, warranties and disclaimer of warranties allocate the risks in the Agreement between the parties. This allocation is an essential element of the basis of the bargain between the parties.

         14.11. CONSTRUCTION OF AGREEMENT. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof shall not be construed for or against any party. The titles and headings herein are for reference purposes only and shall not in any manner limit the construction of this Agreement, which shall be considered as a whole.

         14.12. COUNTERPARTS. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument. If this Agreement is executed in counterparts, no signatory hereto shall be bound until both the parties named below have duly executed or caused to be duly executed a counterpart of this Agreement.

         14.13. COMPLIANCE WITH LAWS. In furnishing the Licensor Software hereunder, Licensor agrees to comply with all applicable Federal Acquisition Regulations (FARs) and related laws, rules, regulations and executive orders in connection with its activities under this Agreement, including, without limitation, the following FAR clauses: 52.222-26 - Equal Opportunity, 52.222-35
- Affirmative Action for Special Disabled and Vietnam Era Veterans and 52.222-36
- Affirmative Action for Handicapped Workers. If Licensor has no place of business within the United States, the FAR clauses will not be applicable to Licensor.

         14.14. ENTIRE AGREEMENT. This Agreement, including all Exhibits to this Agreement, constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral. The original of this Agreement has been written in the English language. Licensor hereby waives and agrees never to assert any right it may have to have this Agreement written in the language of its place of residence.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth below.

MangoSoft, Inc.                        3Com Corporation

By:/s/ Dale Vincent                    By:/s/ Roger Sands
   --------------------------             ------------------------------
Name: Dale Vincent                     Name: Roger Sands
     -----------------------                ---------------------------

Title: President                       Title: GM BAS
      ------------------------               ----------------------------

                                       Date: July 14, 2000
                                            ----------------------------


List of Exhibits:

A -  Licensor Software
B -  3Com Products
C -  Trademarks
D -  Specifications
E -  Payment and Fees
F -  Support Services
G -  Press Release
H -  End User License Agreement

                                    EXHIBIT A

                                LICENSOR SOFTWARE

CacheLink 3.0 Pro

                                    EXHIBIT B

                                  3COM PRODUCTS

OfficeConnect ISDN LAN modem
OfficeConnect 56K LAN modem
OfficeConnect Dual 56K LAN modem
OfficeConnect IDSL LAN modem
OfficeConnect Remote 812
OfficeConnect Remote 840
Superstack11 RAS 1500

         3Com and Licensor agree that this schedule of 3Com Products may be amended and revised by mutual agreement.

                                    EXHIBIT C

                                   TRADEMARKS

"CacheLink"
"MangoSoft"
"Mango"
"Pool"
"Pooling"

                                    EXHIBIT D

                                 SPECIFICATIONS

PRODUCT DESCRIPTION:

CacheLink 3.0 Pro software ("CacheLink") runs on each personal computer ("PC"), combining individual browser caches on a local area network ("LAN") into a highly efficient, LAN-wide web- cache. Web pages accessed by one CacheLink user are instantly available to other CacheLink users.

CacheLink retrieves commonly viewed web pages from other CacheLink users on the LAN instead of through the Internet - often 5 times faster than a T1 and 40 times faster than a 56K shared-modem.

FEATURES:

EASY TO INSTALL AND USE. CacheLink may be quickly installed by anyone and requires no additional hardware. Unlike proxy servers or web-cache hardware, there is no need to manually reconfigure complex browser connection settings. CacheLink configures popular browsers (IE 4 and 5, Netscape 4, 4.5, 4.6 and 4.7) automatically.

CacheLink works transparently through firewalls and proxy servers with no impact on their effectiveness. In fact, if a user is using IE or Netscape, CacheLink automatically configures itself to work with existing proxy servers in the network.

SHARES WEB CONTENT. CacheLink can access any web content that another CacheLink user on the LAN has accessed, as long as that content is "cacheable," has not "expired," and came from an open (not secure) connection. Whether content is "cacheable" and how content "expires" is controlled by the creator of the web content. CacheLink conforms to all HTTP v1.0 and v1.1 standards for observing content cache-ability and expiration.

SECURE AND PRIVATE. CacheLink combines browser caches securely to maintain the user's privacy. Content that a user browses is stored only on the user's PC. CacheLink is an anonymous cache - it respects the user's privacy and does not provide tools to monitor user activity. Furthermore, CacheLink does not cache secure connections, such as HTTPS, so it does not compromise personal data sent over secure connections.

SCALABLE. The more PCs running CacheLink, the larger the user's shared web cache and the faster the user's Internet performance.

CACHELINK MINIMUM SYSTEM REQUIREMENTS:

To run CacheLink, a computer must satisfy the following requirements:

    Windows 95, 98, NT 4 or Windows 2000 operating system PC with Pentium processor or higher

    32 MB of memory (RAM)
    5MB of free disk space plus the space to be used as part of the CacheLink cache
    Microsoft TCP/IP installed and properly configured
    Network Interface Card (NIC) installed and properly configured

To run CacheLink, a LAN must satisfy the following requirements:

    TCP/IP support - CacheLink can share a LAN with any other networking software, as long as the LAN supports TCP/IP and CacheLink is using Microsoft's TCP/IP.

                                    EXHIBIT E

                                    PAYMENTS

         PAYMENTS. 3Com shall pay Licensor payments in respect of the number of 3Com Products shipped as set forth below. Such payments shall be payable to Licensor by 3Com or its applicable distributor as of the date of shipment in accordance with customary practices for prompt payment.

------------------------------------------------------------------------------
                                       Price Per 3Com Product Shipped on a
 Number of 3Com Products Shipped:    Cumulative Annual Basis in U.S. Dollars
------------------------------------------------------------------------------
           0 to 149,999                               $4.50
------------------------------------------------------------------------------
        150,000 to 299,999                             3.75
------------------------------------------------------------------------------
        300,000 to 449,999                             3.00
------------------------------------------------------------------------------
        450,000 and above                              2.50
------------------------------------------------------------------------------

         ADVANCE PAYMENT. In respect of Licensor's grant of license of the Licensor Software to 3Com provided hereunder, 3Com agrees to pay Licensor an advance payment of U.S. $100,000, such amount to be credited against the first 22,222 units of 3Com Products shipped and qualifying for payment to Licensor hereunder without regard to the time period required to ship such number of 3Com Products.

                                    EXHIBIT F

                                SUPPORT SERVICES

    DEFINITIONS. As used in this Exhibit F, the following capitalized terms shall have the following meanings:

    "Error" means a defect in a 3Com Product attributable to the Licensor Software which is reproducible and which causes such 3Com Product not to function substantially in conformance with the Specifications.

    "Level" means a certain class of service provided to 3Com authorized resellers and End Users as follows:

         Level 1. Problem verification and first call support. Technical support staff responds to technical inquiries regarding 3Com Products, installations and configurations. Technical support staff provides Problem diagnostics services for identifying Problems and generic application faults, analysis and where possible, Problem resolution.

         Level 2. Problem determination. Specialist level technical support. Technical support staff performs Problem isolation and replication, lab simulations and interoperability testing, provides remote diagnostics services and implements a resolution for a Problem that is not the result of an Error.

         Level 3. Problem resolution. Senior level technical support. Technical support staff performs on-site troubleshooting, if required, and isolates a Problem or Error and implements a resolution, including development of a Workaround, that restores operations. In the case of an Error, the staff is able to identify the source of the Error, create a reproducible test and document the details of the Error.

         Level 4. Backup engineering and technical support. Technical staff isolates a Problem or Error and implements a resolution, including but not limited to implementation of a Software Patch or Software Update.

    "Problem" means any actual or perceived failure or function impairment attributable to the Licensor Software, including but not limited to an Error, that causes reduced functionality to a 3Com Product.

    "Software Patch" means executable software created and made available to correct an Error or malfunction identified in the Licensor Software.

    "Software Update" means a formal software release (i) which provides new features or functionality to the Licensor Software, (ii) which provides feature or functionality enhancements, reliability enhancements and other modifications to the

Licensor Software or (iii) that is a maintenance release that corrects deficiencies or bugs affecting performance of the Licensor Software in respect of the Specifications.

    "Workaround" means a feasible change in operating procedures whereby an End User can avoid any deleterious effects of a Problem.

    SUPPORT SERVICES TO BE PROVIDED. Licensor shall provide Level 1 through Level 4 support services for 3Com Products to authorized resellers and End Users at no cost to 3Com. Licensor will provide such support from 9 a.m to 5 p.m., Monday through Friday excluding major holidays.

    PROBLEM RESOLUTION. 3Com shall reasonably attempt to resolve Problems for the 3Com Products prior to contacting Licensor. Licensor will not contact or provide support to 3Com's customers with respect to the 3Com Products pursuant to this Agreement without 3Com's prior approval. If 3Com is unable to resolve such inquiry, 3Com and Licensor will agree in good faith what action, additional information or documentation will be required for appropriate resolution of such inquiry including the provision any Software Patches or Software Updates as applicable.

                                    EXHIBIT G

                                  PRESS RELEASE

                                    EXHIBIT H

                           END USER LICENSE AGREEMENT